SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated October 18, 2012

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Quarter 3 Financial Results

Profit After Tax increases by 13% to $4.5m

EPS increases by 12% to 20.7 cents per ADR

DUBLIN, Ireland (October 18, 2012)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2012.

Quarter 3 Results

Total revenues for Q3, 2012 were $20.9m which compares to $19.8m in Q3, 2011, representing an increase of 5.2%. However, taking in to account foreign exchange movements, the increase for the quarter is approximately 8%.

Point-of-Care revenues for Q3, 2012 increased by over 20% to $4.8m when compared to Q3, 2011 due to continued strong HIV sales in East Africa.

Clinical Laboratory revenues increased from $15.9m to $16.1m, which represents an increase of 1.4% versus Q3, 2011. Excluding the impact of foreign exchange movements (weaker Euro) and a decrease in Fitzgerald revenues the underlying increase was 6%.

Revenues for Q3, 2012 by key product area were as follows:

	2011 Quarter 3 US$’000	2012 Quarter 3 US$’000	Increase %
Point-of-Care	3,941	4,751	20.6%
Clinical Laboratory	15,885	16,100	1.4%
Total	19,826	20,851	5.2%

Gross profit for Q3, 2012 amounted to $10.6m which represents a gross margin of 51%, which is a slight decrease on the 51.7% in the corresponding period last year. This decrease is attributable to the impact of increased instrument sales, particularly to sales of our state-of-the-art Diabetes analyzer, Premier.

Research and Development expenses were $0.8m thus representing a similar level to the corresponding period last year. Similarly, Selling, General and Administrative (SG&A) expenses have also remained broadly constant at $5.1m.

Operating profit for the quarter was over $4.3m, compared to $4.1m in Q3, 2011. Operating margins have now reached 20.9% which is a new high for the company and compares favourably to the 20.7% reported in Q3, 2011.

Meanwhile, the tax charge this quarter was $0.5m which represents an effective tax rate of 9.3% and again this compares favourably with 15.3% in the comparable quarter.

Profit After Tax has increased to $4.5m from $3.9m which is an increase of 13.3% over Q3, 2011. Meanwhile, EPS for the quarter increased by 11.9% from 18.5 cents to 20.7 cents.

Free Cash Flows generated during the quarter were $1.9m. This in turn was offset by share repurchases of $1.1m, resulting in an increase in cash for the quarter of $0.8m to $74.5m

Recent Developments

Premier

During the quarter the Company shipped 54 of our new Premier instruments compared to 52 instruments in Q2, 2012. The level of sales was in line with expectations and reflects the slower summer period particularly in continental Europe. Previous growth rates are expected to resume in Q4, 2012 with the result that we are confident of meeting our target of 200 instruments for the year. As in previous quarters, sales were made in a wide range of jurisdictions including, the USA, Europe, South America, South-east Asia, Turkey and, for the first time, the important market of Taiwan.

Fiomi Update

It is now just over six months since we acquired Fiomi Diagnostics, in Uppsala, Sweden. During that period we have recruited a number of key individuals to complete the development of a Troponin I, point-of-care cardiac test and associated instrument. We are very pleased with the progress being made to date. Already, our current assay demonstrates significantly better performance than each of the leading point-of-care products on the market. Over the coming months we will be incorporating further enhancements which we are confident will result in this test meeting the FDA’s new guidelines for measuring Troponin I – thus making it by far the most accurate test in the point-of-care cardiac market. Given the strong progress being made with Troponin I, we have now commenced the development of our next test on the Fiomi platform, BNP, the worldwide indicator of heart failure. We remain on target to launch a Troponin I product during 2013 and with its BNP equivalent to follow in 2014.

Share buyback

During the quarter we repurchased 85,000 ADRs at an average price of $12.53 as part of our share buyback program. The total amount spent on repurchases during the quarter was approximately $1.1m. This brings the total spent since the program began to over $10m.

B Shares

In September, the Company held an extraordinary general meeting (EGM) which approved the conversion of all of the B shares in the Company into A shares at an effective discount of 15%. This discount will result in an improvement in annual EPS of approximately 0.25%.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Profits this quarter increased by 13% to $4.5m, whilst EPS grew by 12% to 20.7 cents per share. This was achieved through a combination of revenue growth and improved operating margins. This quarter’s operating margins reached 20.9%, which is the highest in the Company’s history. This will be of critical importance going forward as we seek to leverage future revenue growth and thus further increase profitability.”

Ronan O’Caoimh, CEO stated “Coupled with achieving record profits we are also very active in developing growth opportunities on a number of fronts. Sales of Premier continue to meet expectations despite the traditional summer slowdown in Europe, with sales expected to grow significantly in Quarter 4. We are thus comfortable that we will achieve our target of 200 instruments for the year as a whole, making it a very successful first full year post launch. We are also making excellent progress in developing our new point-of-care Troponin I cardiac test. Based on recent internal studies we are confident that the test will meet the new FDA Troponin I guidelines. We expect to launch the product in Europe in 2013, with FDA approval to follow in 2014. Other areas of focus for us include the launch of our new range of point-of-care tests and FDA approval of our new Vitamin D test, which is now imminent.”

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Sept 30, 2012 (unaudited)	Three Months Ended Sept 30, 2011 (unaudited)	Nine Months Ended Sept 30, 2012 (unaudited)	Nine Months Ended Sept 30, 2011 (unaudited)
Revenues	20,851	19,826	61,686	57,935
Cost of sales	(10,213)	(9,571)	(29,967)	(28,119)

Gross profit	10,638	10,255	31,719	29,816
Gross profit %	51.0%	51.7%	51.4%	51.5%
Other operating income	86	191	375	721
Research & development expenses	(767)	(857)	(2,365)	(2,344)
Selling, general and administrative expenses	(5,147)	(5,237)	(15,591)	(15,500)
Indirect share based payments	(461)	(252)	(1,361)	(1,006)

Operating profit	4,349	4,100	12,777	11,687
Financial income	597	549	1,748	1,822
Financial expenses	(26)	(3)	(62)	(10)

Net financial income	571	546	1,686	1,812

Profit before tax	4,920	4,646	14,463	13,499
Income tax expense	(460)	(711)	(1,591)	(1,950)

Profit for the period	4,460	3,935	12,872	11,549

Earnings per ADR (US cents)	20.7	18.5	60.2	54.1
Diluted earnings per ADR (US cents)	19.8	17.7	57.5	51.8
Weighted average no. of ADRs used in computing basic earnings per ADR	21,513,896	21,297,539	21,399,295	21,345,527
Weighted average no. of ADRs used in computing diluted earnings per ADR	22,488,295	22,268,461	22,382,750	22,284,561

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	Sept 30, 2012 US$ ‘000 (unaudited)	June 30, 2012 US$ ‘000 (unaudited)	March 31, 2012 US$ ‘000 (unaudited)	Dec 31, 2011 US$ ‘000 (audited)
ASSETS
Non-current assets
Property, plant and equipment	8,618	8,242	7,823	7,626
Goodwill and intangible assets	65,644	62,276	59,832	45,390
Deferred tax assets	3,106	2,986	3,034	2,977
Other assets	786	836	528	493

Total non-current assets	78,154	74,340	71,217	56,486

Current assets
Inventories	21,427	20,794	19,301	19,838
Trade and other receivables	15,569	14,924	25,677	23,973
Income tax receivable	302	290	271	117
Cash and cash equivalents	74,455	73,605	65,499	71,085

Total current assets	111,753	109,613	110,748	115,013

TOTAL ASSETS	189,907	183,953	181,965	171,499

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,125	1,117	1,109	1,106
Share premium	4,819	3,740	3,086	2,736
Accumulated surplus	155,102	150,984	151,082	143,482
Other reserves	4,011	3,837	4,021	4,008

Total equity	165,057	159,678	159,298	151,332

Current liabilities
Interest-bearing loans and borrowings	—	30	70	108
Income tax payable	2,061	1,704	1,879	1,582
Trade and other payables	11,795	11,766	10,104	11,589
Provisions	50	50	50	50

Total current liabilities	13,906	13,550	12,103	13,329

Non-current liabilities
Other payables	3,291	3,269	3,273	10
Deferred tax liabilities	7,653	7,456	7,291	6,828

Total non-current liabilities	10,944	10,725	10,564	6,838

TOTAL LIABILITIES	24,850	24,275	22,667	20,167

TOTAL EQUITY AND LIABILITIES	189,907	183,953	181,965	171,499

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended Sept 30, 2012 (unaudited)	Three Months Ended Sept 30, 2011 (unaudited)	Nine Months Ended Sept 30, 2012 (unaudited)	Nine Months Ended Sept 30, 2011 (unaudited)
Cash and cash equivalents at beginning of period	73,605	71,422	71,085	58,002
Operating cash flows before changes in working capital	5,587	5,029	16,312	14,967
Changes in working capital	(695)	(335)	(3,286)	(231)

Cash generated from operations	4,892	4,694	13,026	14,736
Net Interest and Income taxes received	554	417	1,055	1,463
Capital Expenditure & Financing (net)	(3,527)	(2,069)	(8,684)	(6,268)

Free cash flow	1,919	3,042	5,397	9,931
Proceeds from sale of Coagulation product line	—	—	11,250	11,250
Cash paid to acquire Phoenix Bio-tech	—	(333)	(333)	(1,833)
Cash paid to acquire Fiomi Diagnostics	—	—	(5,624)	—
Dividend Payment	—	—	(3,223)	(2,149)
Repurchase of own company shares	(1,069)	(3,003)	(4,097)	(4,073)

Cash and cash equivalents at end of period	74,455	71,128	74,455	71,128

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: October 18, 2012.